UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

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Specialized Disclosure Report

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SIGMATRON INTERNATIONAL, INC

(Exact name of registrant as specified in its charter)

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Delaware	000-23248	36-3918470
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

2201 Landmeier Road, Elk Grove Village, Illinois	60007
(Address of principal executive offices)	(Zip Code)

Linda K. Frauendorfer  847-956-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

SigmaTron International, Inc. (herein referred to as “SII,” “we” or “our”) evaluated its products and determined that all products we manufacture or contract to manufacture contain tin, tungsten, tantalum, and/or gold.  A survey of our suppliers determined that our supply chain is DRC conflict undeterminable.

Item 1.01 Conflict Minerals Disclosure and Report

A copy of SII’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available as a link on http://sigmatronintl.com/about-us/social-responsibility/.

Item 1.02 Exhibits

Section 2 – Exhibits

Item 2.01  Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SigmaTron International, Inc.
(Registrant)

/s/ Linda K. Frauendorfer	May 23, 2018
By Linda K. Frauendorfer	(Date)
Its: Chief Financial Officer, Secretary and Treasurer